AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
CHINA SHEN ZHOU MINING & RESOURCES, INC.

China Shen Zhou Mining & Resources, Inc., a Nevada corporation (the "Corporation"), does hereby certify that (i) the name of the Corporation is China Shen Zhou Mining & Resources, Inc.; (ii) the Articles of Incorporation of the Corporation were originally filed with the Secretary of State of the State of Nevada on February 10, 1986, and subsequently amended on November 5, 1987, July 13, 1990, November 4, 1992, October 24, 1997, and October 5, 2006.

These Articles have been duly adopted, as required by law, by Written Consent of a majority of the Shareholders in Lieu of a Special Meeting, dated December 11, 2006. The number of shares voted for the Amended and Restated Articles of Incorporation was sufficient for approval. In addition, these Articles have been duly adopted by the Board of Directors at a meeting on December 11, 2006. These Articles supersede the original Articles of Incorporation and all amendments thereto and pursuant to the provisions of Title 7, Chapter 78, Section 403 of the Nevada Revised Statutes (the "NRS"), the text of the Articles of Incorporation of the Corporation is hereby restated, integrated and further amended to read in its entirety as follows:

ARTICLE I
NAME

The name of the Corporation shall be: CHINA SHEN ZHOU MINING & RESOURCES, INC.

ARTICLE II
PERIOD OF DURATION

This Corporation shall exist in perpetuity, from and after the date of filing these Articles of Incorporation with the Secretary of State of the State of Nevada unless dissolved according to law.

ARTICLE III
PURPOSES AND POWERS

1.   Purposes. Except as restricted by these Articles of Incorporation, the Corporation is organized for the purpose of transacting all lawful business for which corporations may be incorporated pursuant to the Nevada General Corporation Law.

2.   General Powers. Except as restricted by these Articles of Incorporation, the Corporation shall have and may exercise all powers and rights which a corporation may exercise legally pursuant to the Nevada General Corporation Law.

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3.   Issuance of Shares. The board of directors of the Corporation may divide and issue any class of stock of the Corporation in series pursuant to a resolution properly filed with the Secretary of State of the Sate of Nevada.

ARTICLE IV
CAPITAL STOCK

The authorized capital of this Corporation shall be 55,000,000 shares allocated as follows: (A) The aggregate number of common shares which this Corporation shall have authority to issue is: 50,000,000 shares, $0.001 par value, which shares shall be designated "Common Stock"; and (B) The aggregate number of preferred shares which this Corporation shall have authority to issue is 5,000,000 shares, $0.001 par value, which shares shall be designated "Preferred Stock."

1.   Dividends. Dividends in cash, property, common stock or other securities of the Corporation may be paid upon the Common or Preferred Stock, as and when declared by the board of directors, out of funds of the Corporation to the extent and in the manner permitted by law.

2.   Distribution in Liquidation. Upon any liquidation, dissolution of winding up of the Corporation, and after payment or adequately providing for the payment of all its obligations, the remainder of the assets of the Corporation shall be distributed, either in cash or in kind, pro rata to the holders of the Common Stock.

3.   Voting Rights; Cumulative Voting. Each outstanding share of Common Stock shall be entitled to one vote on each matter submitted to a vote of shareholders. Stock representing one-half (1/2) of the voting power of all outstanding Common Stock entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders. Cumulative voting shall not be allowed in the election of directors of the Corporation. Except as otherwise provided by these Articles of Incorporation or the Nevada General Corporation Law, if a quorum is present, the affirmative vote of a majority of the Common Stock or Common Stock equivalents represented at the meeting and entitled to vote on the subject matter thereof shall be the act of the shareholders.

4.   Denial of Preemptive Rights. No holder of any securities of the Corporation, whether now or hereafter authorized, shall have any preemptive or preferential right to acquire any securities of the Corporation, including securities held in the treasury of the Corporation.

5.   Preferred Stock.

(a)   Shares of Preferred Stock may be issued from time to time in one or more series, each such series to have distinctive serial designations, as shall hereafter be determined in the resolution or resolutions providing for the issue of such Preferred Stock from time to time adopted by the Board of Directors pursuant to authority so to do which is hereby vested in the Board of Directors, which resolutions shall be filed with the Secretary of State of the State of Nevada as required by law.

(b)   Each series of Preferred Stock:

    (i)   may have such number of shares;

    (ii)   may have such voting powers, full or limited, or may be without voting powers;

    (iii)   may be subject to redemption at such time or times and at such prices;

    (iv)   may be entitled to receive dividends (which may be cumulative or non-cumulative) at such rate or rates, on such conditions, from such date or dates, and at such times, and payable in preference to, or in such relation to, the dividends payable on any other class or classes or series of stock;

    (v)   may have such rights upon the dissolution of, or upon any distribution of the assets of, the Corporation;

    (vi)   may be made convertible into, or exchangeable for, shares of any other class or classes or of any other series of the same or any other class or classes of stock of the Corporation at such price or prices or at such rates of exchange, and with such adjustments;

    (vii)   may be entitled to the benefit of a sinking fund or purchase fund to be applied to the purchase or redemption of shares of such series in such amount or amounts;

    (viii)   may be entitled to the benefit of conditions and restrictions upon the creation of indebtedness of this Corporation or any subsidiary, upon the issue of any additional stock (including additional shares of such series or of any other series), and upon the payment of dividends or the making of other distributions on, and the purchase, redemption or other acquisition by this Corporation or any subsidiary of any outstanding stock of this Corporation; and

    (ix)   may have such other relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof; all as shall be stated in said resolution or resolutions providing for the issue of such Preferred Stock. Except where otherwise set forth in the resolution or resolutions adopted by the Board of Directors providing for the issue of any series of Preferred Stock, the number of shares comprising such series may be increased or decreased (but not below the number of shares then outstanding) from time to time by like action of the Board of Directors.

(c)   Shares of any series of Preferred Stock which have been redeemed (whether through the operation of a sinking fund or otherwise) or purchased by the Corporation, or which, if convertible or exchangeable, have been converted into or exchanged for shares of stock of any other class or classes shall have the status of authorized and unissued shares of Preferred Stock and may be reissued as a part of the series of which they were subject to the conditions or restrictions on issuance set forth in the resolution or resolutions adopted by the Board of Directors providing for the issue of any series of Preferred Stock and subject to any filing required by law.

ARTICLE V.
BOARD OF DIRECTORS

Except as may be otherwise specifically provided by the NRS, all powers of management, direction and control of the Corporation shall be, and hereby are, vested in the Board of Directors.

A majority of the whole Board of Directors shall constitute a quorum for the transaction of business, and, except as otherwise provided in these Amended and Restated Articles of Incorporation, as amended, or the Bylaws, the vote of a majority of the directors present at a meeting at which a quorum is then present shall be the act of the Board.

The number of directors shall be fixed by, or in the manner provided in, the Bylaws.

ARTICLE VI
TRANSACTIONS WITH INTERESTED DIRECTORS

No contract or other transaction between the Corporation and one or more of its directors or any other corporation, firm, association, or entity in which one or more of its directors are directors or officers or are financially interested shall be either void or voidable solely because of such relationship or interest or solely because such directors are present at the meeting of the Board of Directors or a committee thereof which authorizes, approves, or ratifies such contract or transaction or solely because their votes are counted for such purpose if:

1.   The fact of such relationship or interest is disclosed or known to the Board of Directors or committee which authorizes, approves, or ratifies the contract or transaction by a vote or consent sufficient for the purpose without counting the votes or consents of such interested directors; or

2.   The fact of such relationship or interest is disclosed or known to the shareholders entitled to vote and they authorize, approve, or ratify such contract or transaction by vote or written consent; or

3.   The contract or transaction is fair and reasonable to the Corporation. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or a committee thereof which authorizes, approves or ratifies such contract or transaction.

ARTICLE VII
CORPORATE OPPORTUNITY

The officers, directors and other members of management of this Corporation shall be subject to the doctrine of "corporate opportunities" only insofar as it applies to business opportunities in which this Corporation has expressed an interest as determined from time to time by this Corporation's Board of Directors as evidenced by resolutions appearing in the Corporation's minutes. Once such areas of interest are delineated, all such business opportunities within such areas of interest which come to the attention of the officer, directors and other members of management of this Corporation shall be disclosed promptly to this Corporation and made available to it. The Board of Directors may reject any business opportunity presented to it and thereafter any officer, director or other member of management may avail himself of such opportunity. Until such time as this Corporation, through its Board of Directors, has designated an area of interest, the officers, directors and other members of management of this Corporation shall be free to engage in such areas of interest on their own and this doctrine shall not limit the rights of any officer, director or other member of management of this Corporation to continue a business existing prior to the time that such area of interest is designated by the Corporation. This provision shall not be construed to release any employee of this Corporation (other than an officer, director or member of management) from any duties, which he may have to this Corporation.

ARTICLE VIII
INDEMNIFICATION

The Corporation shall indemnify its directors, officers, employees and agents to the maximum extent and in accordance with the provisions of the Nevada General Corporation Law, now existing or as hereinafter amended. A unanimous vote of each class of securities of this Corporation entitled to vote shall be required to amend this article.

ARTICLE IX
ELIMINATION AND LIMITATION OF PERSONAL LIABILITY

No director of the Corporation shall have any personal liability to the Corporation or its shareholders for monetary damages, for breach of fiduciary duty as a director except for:

1.   any breach of the director's duty of loyalty to the Corporation or to its shareholders;

2.   acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

3.   acts specified in the Nevada General Corporation Law; or

4.   any transaction from which the director derived an improper personal benefit.

ARTICLE X
AMENDMENTS

The Corporation reserves the right to amend its Articles of Incorporation from time to time in accordance with the Nevada General Corporation Law.

ARTICLE XI
ADOPTION AND AMENDMENT OF BYLAWS

The initial Bylaws of the Corporation shall be adopted by its Board of Directors. The power to alter or amend or repeal the Bylaws or adopt new Bylaws shall be vested in the Board of Directors, but the holders of Common Stock may also alter, amend or repeal the Bylaws or adopt new Bylaws. The Bylaws may contain any provisions for the regulation and management of the affairs of the Corporation not inconsistent with law or these Articles of Incorporation.

ARTICLE XII
REGISTERED OFFICE AND REGISTERED AGENT

The address of the initial registered office of the Corporation is 2050 Russett Way, Carson City, Nevada 89703, and the name of the initial registered agent at such address is Budget Corp. Either the registered office or the registered agent may be changed in the manner permitted by law.

IN WITNESS WHEREOF, the undersigned, has signed these Amended and Restated Articles of Incorporation this 12th day of December, 2006, to be effective upon filing with the Secretary of State of the State of Nevada.

CHINA SHEN ZHOU MINING
& RESOURCES, INC.

By_____

Yu Xiao-Jing, President and CEO

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